FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3

Exhibit 99.1 – Notice of Annual General Meeting	4

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Xiaodong Wu
Name:	Xiaodong Wu
Title:	Chairmand and Chief Executive Officer

Date: October 10, 2006

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Exhibit 99.1

China Medical Technologies, Inc.

Notice of Annual General Meeting of Shareholders for Fiscal Year

ended March 31, 2006 to be Held on November 21, 2006

Dear Shareholder:

You are cordially invited to attend the Annual General Meeting of Shareholders of China Medical Technologies, Inc. (the “Company”) which will be held on November 21, 2006 at the principal office of the Company at No. 24 Yong Chang North Road, Beijing Economic-Technological Development Area, Beijing, 100176, People’s Republic of China at 10:00a.m., local time. The meeting is being held for the following purposes:

1.	Reports of the Chairman and Chief Executive Officer;

2.	Approval of the ratification and appointment of KPMG as independent auditors of the Company for fiscal year ending March 31, 2007; and

3.	Transacting any other business properly brought before the meeting.

Only shareholders of record in the books of the Company at the close of business on August 25, 2006 will be entitled to vote at the meeting or any adjournment that make take place.

Shareholders are requested to complete, date, sign and return the proxy form to reach the Depositary as promptly as possible but not later than 10:00 am (New York City time) on November 14, 2006. The giving of such proxy will not affect your right to vote in person should you decide to attend the Annual General Meeting.

By Order of the Board of Directors,

/s/ Xiaodong Wu
Xiaodong Wu
Chairman and Chief Executive Officer

Dated: October 10, 2006

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